CONFIDENTIAL TREATMENT REQUESTED BY ENZYMOTEC LTD.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“rULE 83”)

September 10, 2013

VIA EDGAR SUBMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Amy Reischauer, Esq.

Re:	Enzymotec Ltd.
Registration Statement on Form F-1 (File No. 333-190781), Filed with the Commission on August 22, 2013 (CIK No. 0001578809)

Dear Ms. Reischauer:

On behalf of our client, Enzymotec Ltd. (the “Company”), we are submitting this letter to provide certain information supplementally to assist the Staff in its review of the Company’s registration statement on Form F-1 (No. 333-190781) (the “Registration Statement”).

The Company advises the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission that, based on discussions with the lead underwriters, it currently expects the price per share in the proposed offering to be between $[***] and $[***] after giving effect to a bonus share issuance of 67 ordinary shares for each outstanding ordinary share. For comparison purposes, the range would have been between $[***] and $[***] per share prior to reflecting the bonus share issuance. Such price range is subject to change based upon market conditions, Company performance and other factors.

***CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY PURSUANT TO RULE 83***

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Securities and Exchange Commission

September 10, 2013

Attached as Exhibit A for review by the Staff is new disclosure that the Company proposes to include in the MD&A section of the Registration Statement at the end of the section titled “—Critical accounting estimates—Share-based payment,” which explains the increase in value of the Company’s ordinary shares since the time of the Company’s most recent option grant in April 2013. The Company notes that the change in the amount of share-based compensation expense resulting from such hypothetical increase in fair value is not material to the Company's historical financial statements, nor is it expected to be material to future periods. For example, if the fair value per ordinary share at the time of the April 2013 grant had been $[***] per ordinary share (the mid-point between the estimated fair value per ordinary share at the time of the April 2013 grant using the IPO scenario ($7.53) and the mid-point of the per share price range set forth above ($[***])), the additional amount of expense incurred by the Company in the six months ended June 30, 2013 would have been approximately $100,000.

Also attached as Exhibit B for review by the Staff are a number of pages from the Registration Statement reflecting the proposed price range, offering size, bonus share issuance and certain other updates. The Company confirms that it intends to effect the bonus share issuance referred to in the attached pages from the Registration Statement on September 12, 2013.  As a result, that date will be entered into the relevant places in the Registration Statement and the auditor's dual dated audit report will be signed.  An amended Registration Statement will be filed with the SEC in advance of the launch of the Company's roadshow, which is currently scheduled to be launched on September 16, 2013.

We thank you for your prompt attention to this letter. Please direct any questions or comments concerning this letter to Colin Diamond at (212) 819-8754 or Ariel Greenstein at (212) 819-8758 of White & Case LLP.

Sincerely,

/s/ White & Case LLP

White & Case LLP

CJD:AEG

cc:	Ariel Katz, Chief Executive Officer, Enzymotec Ltd.
Oren Bryan, Chief Financial Officer, Enzymotec Ltd.

***CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY PURSUANT TO RULE 83***

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Securities and Exchange Commission

September 10, 2013

Exhibit A

[See attached Registration Statement pages.]

[***]

***CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY PURSUANT TO RULE 83***

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Securities and Exchange Commission

September 10, 2013

Exhibit B

[See attached Registration Statement pages.]

[***]

***CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY PURSUANT TO RULE 83***

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